

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Hermann Lubbert, Ph.D.
Chief Executive Officer
Biofrontera Inc.
120 Presidential Way
Suite 330
Woburn, MA 01801

> **Re: Biofrontera Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 31, 2021**
> **File No. 333-257722**

Dear Dr. Lubbert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

Amendment 3 to Form S-1 filed on August 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2019 and December 31, 2020, page 53

1. Please revise your MD&A to explain why your cost of revenues, related party is so significant in comparison to your related party revenues while your cost of revenues, other is so minimal compared to your product revenues, net for each reporting period, including your comparison of the results of operations for the six months ended June 30, 2021 compared to June 30, 2020.

Business
Our Strategy, page 65

2.   We reissue comment 1. Your revised disclosure on page 65 does not address control in the sense of the extent to which you would be able to control Biofrontera AG if you own at least 50% of their shares, where, as discussed, German minority shareholders have significant rights in certain situations. Furthermore, in light of Dr. Lubbert's positions as CEO of Biofrontera Inc., Chairman of the management board and CEO of Biofrontera AG, and managing director of all subsidiaries of Biofronera AG, please clarify the extent to which he has been involved in any discussions/negotiations regarding the control of Biofrontera AG. Also, expand your statement that "Biofrontera AG has informed" you that it would abstain from a stockholder vote to approve the issuance of shares needed for an exchange offer of Biofrontera AG stock, to clarify whether that notice came from the management board, Dr. Lubbert, or some other authority at Biofrontera AG. In addition, revise your disclosure here and in your background and elsewhere in the document to clarify Dr. Lubbert's involvement in Biofrontera AG and its subsidiaries going forward. Include a risk factor discussing the potential conflicts of interest related to Dr. Lubbert's multiple roles.

Legal Proceedings, page 77

3.   We note your response to comment 2. Revise to clearly state that there is no binding agreement with Biofrontera AG based on percentage of ownership or any other factor and provide a risk factor that also clearly states the risk that Biofrontera Inc. could incur some or all of the litigation expenses, including any and all of an adverse judgment and/or legal fees related to the DUSA litigation.

Executive Compensation , page 93

4.   Revise Executive Compensation to disclose Dr. Lubbert's compensation at Biofrontera AG, or provide us your analysis why you believe it is not required to be disclosed, with appropriate notes as applicable, where Dr. Lubbert's salary is paid by the parent company which continues to own 100% of Biofrontera Inc. Refer to Item 402(n) of Regulation S-K.

Certain Relationships and Related Party Transactions
Related Party Agreements in Effect Prior to this Offering
Service Agreements, page 101

5.   Please file the 2021 Services Agreement and any subsequent statements of work. To the extent you continue to rely on provisions of the 2016 Services Agreement, please also file this as an agreement.

You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen E. Older, Esq.